Exhibit 99.12

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, Marco Antonio Alfaro Sironvalle, MAusIMM, of Yamana (formerly with Metalica Consultores S.A.), hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the C-1 Santa Luz Project and the Gualcamayo Project, and the mineral reserve and resource estimates for the Chapada Mine as at December 31, 2009 (the “Estimates”) and to the technical report entitled “Chapada Copper-Gold Project, Eioiás State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 2009 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Marco Antonio Alfaro Sironvalle
Name:	Marco Antonio Alfaro Sironvalle
Title:	Manager, Reserves

Date: March 31, 2010